Exhibit (a)(10)

                        Supplement Dated March 2, 1998 to
                           Offer to Purchase for Cash
                        46,051,761 Shares of Common Stock

                                       of

                          Illinois Central Corporation
                                       at
                              $39.00 Net Per Share
                                       by
                           Blackhawk Merger Sub, Inc.
                          A Wholly Owned Subsidiary of
                        Canadian National Railway Company

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MARCH 13, 1998, UNLESS THE OFFER IS EXTENDED.

To the Holders of Common Stock of
Illinois Central Corporation:

     This Supplement amends and supplements the Offer to Purchase dated February 13, 1998 (the "Offer to Purchase") of Blackhawk Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Canadian National Railway Company, a Canadian corporation ("Parent" or "CN"), with respect to the tender offer made by Purchaser to purchase an aggregate of 46,051,761 shares of Common Stock, $.001 par value (the shares subject to the Offer, as well as all other shares of such Common Stock being hereinafter referred to as the "Shares"), of Illinois Central Corporation (the "Company" or "IC"), a Delaware corporation, at a price of $39.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase. This Supplement, the Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

                                  INTRODUCTION

     1. The following paragraph is hereby added to the information set forth under "INTRODUCTION," immediately following the fourth paragraph:

     On February 25, 1998, the STB staff issued an informal advisory opinion to the effect that the use of the Voting Trust would preclude unlawful control of the Company by Parent.

     2. The following paragraph is hereby added to the information set forth under "INTRODUCTION," immediately following the eighth paragraph:

     On March 2, 1998, counsel for plaintiffs in certain actions filed challenging the Offer and the transactions contemplated in the Merger Agreement entered into a Memorandum of Understanding with the Company, Parent and Purchaser, setting forth the parties' agreement-in-principle concerning a proposed settlement of those actions. See Section 17.

5. Certain Income Tax Consequences.

     The following paragraph is hereby added to the information set forth under "Certain Income Tax Consequences," immediately following the first full paragraph:

The U.S. federal income tax consequences to stockholders of the possibility of a cash distribution to stockholders of the Company who received payment for their Shares pursuant to the Offer and to record holders at the Effective Time in the event that (i) certain conditions to the proposed settlement shall have been satisfied, including Final Court Approval (as defined in Section 17), and (ii) the STB shall have issued written notice disapproving the acquisition of control of the Company by Parent or advised Parent of such determination or imposed unacceptable conditions upon such acquisition of control and there is a subsequent disposition of Shares in the Voting Trust, are unclear. See Section
17. Stockholders of the Company are advised to consult their own tax advisors concerning the U.S. federal income and other relevant tax consequences to them of the proposed settlement.

6.   Price Range of Shares; Dividends.

     The following sentence is hereby added to the information set forth under "Price Range of Shares; Dividends," immediately following the last sentence of the last paragraph:

On February 27, 1998, the reported closing sales price per Share on the NYSE Composite Tape was $38.81, and the reported closing sales price per share of Parent Common Stock was $62.13.

16.  Certain Conditions to the Offer.

     The following paragraph is hereby added to the information set forth under "Certain Conditions to the Offer," immediately following the existing paragraph:

     On February 25, 1998, the STB staff issued an informal advisory opinion to the effect that the use of the Voting Trust would preclude unlawful control of the Company by Parent.

17.  Certain Legal Matters; Regulatory Approvals.

     1. The following sentence is hereby added to the information set forth under "Certain Legal Matters; Regulatory Approvals--STB Matters; The Voting Trust" immediately following the sixth sentence:

On February 25, 1998, the STB staff issued an informal advisory opinion to the effect that the use of the Voting Trust would preclude unlawful control of the Company by Parent.

     2. The information set forth under "Certain Legal Matters; Regulatory Approvals--Certain Litigation" is hereby amended and restated to read in its entirety as follows:

     As described in more detail below, certain purported class actions allegedly brought on behalf of stockholders of the Company (the "Actions") have been filed in the Delaware Court of Chancery and the Circuit Court of Cook County, Illinois, inter alia, challenging the Offer and the transactions contemplated in the Merger Agreement.

     Jay Spinner, Plaintiff, against George D. Gould, Alexander P. Lynch, F. Jay Taylor, E. Hunter Harrison, Samuel F. Pryor, IV, Alan H. Washkowitz, William B. Johnson, Gilbert H. Lamphere, John V. Tunney and Illinois Central Corp., C.A. No. 16184-NC (Del. Ch. Ct., New Castle County). On February 11, 1998, an alleged owner of Shares filed a "Class Action Complaint" in the Court of Chancery of the State of Delaware against the Company and members of its Board of Directors arising out of the Company's announcement that it had reached an agreement to be acquired by Parent. Although the body of the complaint purports to list Parent as a defendant, Parent is not listed as a defendant in the caption of the complaint. The complaint alleges, inter alia, that the individual defendants breached fiduciary duties allegedly owed to public stockholders of the Company by, among other things, not adequately evaluating the value of the Company or the terms of the transactions contemplated by the Offer before approving its terms. The plaintiff brings the action on behalf of a purported class of all common stockholders of the Company (except the defendants and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury allegedly arising from defendants' actions as alleged in the complaint. The plaintiff alleges that he and members of the purported class will suffer damages if they receive the Offer consideration, which the complaint characterizes as unfair and inadequate. The plaintiff has demanded judgment: (1) declaring, inter alia, that the initiated action is a proper class action, (2) enjoining or rescinding the transactions contemplated by the Offer, (3) awarding damages and (4) requiring the Board of Directors of the Company to place the Company up for auction and/or conduct a market check.

     Susan Regan, Plaintiff, against George D. Gould, Alexander P. Lynch, F. Jay Taylor, E. Hunter Harrison, Samuel F. Pryor, IV, Alan H. Washkowitz, William B. Johnson, Gilbert H. Lamphere, John V. Tunney, Illinois Central Corporation, Blackhawk Merger Sub, Inc. and Canadian National Railway Co., Defendants, C.A. No. 16191-NC (Del. Ch. Ct., New Castle County). On February 13, 1998, an alleged owner of Shares filed a "Class Action Complaint" in the Court of Chancery of the State of Delaware against the Company and the members of its Board of Directors, Blackhawk Merger Sub, Inc., and Parent, arising out of the Company's announcement that it had reached an agreement to be acquired by Parent. The complaint alleges, inter alia, that the individual defendants breached fiduciary duties allegedly owed to public stockholders of the Company by, among other things, not adequately evaluating the value of the Company or the terms of the transactions contemplated by the Offer before approving its terms. The complaint alleges that Parent and Blackhawk Merger Sub, Inc. aided and abetted the Individual Defendants' alleged breaches of fiduciary duties. The plaintiff brings the action on behalf of a purported class of all common stockholders of the Company (except the defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury allegedly arising from defendants' actions as alleged in the complaint. The plaintiff alleges that she and members of the purported class will suffer damages if they receive the Offer consideration, which the complaint characterizes as unfair and inadequate. The plaintiff has demanded judgment: (1) declaring, inter alia, that the initiated action is a proper class action, (2) enjoining preliminarily and permanently the transactions contemplated by the Offer, (3) to the extent the transaction is consummated, rescinding the transaction and (4) awarding damages.

     Carlton Harris, Susan Harris, and A.F. Pearlman on behalf of themselves and all others similarly situated, Plaintiffs v. Illinois Central Corporation, Gilbert Lamphere, E. Hunter Harrison, Samuel F. Pryor, IV, George D. Gould, Alexander P. Lynch, F. Jay Taylor, Alan H. Washkowitz, William B. Johnson, and John V. Tunney, Defendants, C.A. No. 16188-NC (Del. Ch. Ct., New Castle County). On February 13, 1998, three alleged owners of Shares filed a "Class Action Complaint" in the Court of Chancery of the State of Delaware against the Company and the members of its Board of Directors, arising out of the Company's announcement that it had reached an agreement to be acquired by Parent. The complaint alleges, inter alia, that the individual defendants breached fiduciary duties allegedly owed to stockholders of the Company by, among other things, not adequately evaluating the value of the Company or the terms of the transactions contemplated by the Offer before approving its terms. The complaint also alleges that certain defendants acted under a conflict of interest and engaged in self-dealing. The plaintiffs bring the action on behalf of a purported class of all stockholders of the Company (except the defendants and any affiliated or related persons or entities, predecessors or successors in interest). The plaintiffs allege that they and members of the purported class will suffer damages if they receive the Offer Consideration, which the complaint characterizes as unfair and inadequate. The plaintiffs have demanded judgment: (1) declaring, inter alia, that the initiated action is a proper class action, (2) enjoining the transactions contemplated by the Offer, (3) awarding damages and (4) ordering the defendants to carry out their fiduciary duties to plaintiffs and the purported class.

     Susan Regan, Plaintiff, against George D. Gould, Alexander P. Lynch, F. Jay Taylor, E. Hunter Harrison, Samuel F. Pryor, IV, Alan H. Washkowitz, William B. Johnson, Gilbert H. Lamphere, John V. Tunney, Illinois Central Corporation and Blackhawk Merger Sub, Inc., Defendants, Civil Action No. 98CH01972 (Ill. Cir. Ct., Chancery Div., Cook County) (the "Illinois Action"). On or about February 13, 1998, an alleged owner of Shares filed a "Class Action Complaint" in the Court of Chancery of the State of Illinois against the Company and the members of its Board of Directors, and Blackhawk Merger Sub, Inc., arising out of the Company's announcement that it had reached an agreement to be acquired by Parent. The complaint alleges, inter alia, that the individual defendants breached fiduciary duties allegedly owed to public stockholders of the Company by, among other things, not adequately evaluating the value of the Company or the terms of the transactions contemplated by the Offer before approving its terms. The plaintiff brings the action on behalf of a purported class of all common stockholders of the Company (except the defendants and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury allegedly arising from defendants' actions as alleged in the complaint. The plaintiff alleges that she and members of the purported class will suffer damages if they receive the Offer consideration, which the complaint characterizes as unfair and inadequate. The plaintiff has demanded judgment: (1) declaring, inter alia, that the initiated action is a proper class action, (2) enjoining or rescinding the transactions contemplated by the Offer, (3) awarding damages and (4) requiring the Board of Directors of the Company to place the Company up for auction and/or conduct a market check.

     Proposed Settlement of the Actions

     On March 2, 1998, the parties to the Actions entered into a Memorandum of Understanding (the "Memorandum of Understanding") which was signed by counsel for defendants and attorneys from certain law firms representing the plaintiffs in those Actions. The Memorandum of Understanding sets forth the parties' agreement-in-principle concerning a proposed settlement of those actions.

     Among other things, the Memorandum of Understanding provides that upon, and only upon, "Final Court Approval" (as that term is defined in the Memorandum of Understanding) of the proposed settlement and other conditions summarized below, the Merger Agreement will be modified as follows: (i) the definition of "CN Average Closing Price" set forth in Section 2.02(c) of the Merger Agreement will be amended to provide that if such average closing price is less than $41.50 then the CN Average Closing Price shall be $41.50; and (ii) Parent shall agree that, if the STB shall have issued written notice disapproving the acquisition of control of the Company by Parent or advised Parent of such determination or imposed unacceptable conditions upon such acquisition of control, and there is a subsequent disposition of the Shares in the Voting Trust, Parent shall distribute, or cause to be distributed, to stockholders of the Company who received payment for their Shares pursuant to the Offer and to record holders at the Effective Time, their pro rata share of one-third of any net profits realized upon any disposition of Shares by or out of the Voting Trust (after deducting, inter alia, the fees and expenses, including legal and advisory fees and expenses, associated with the acquisition and disposition of such Shares, the cost of carrying the Shares between the acquisition and disposition of such Shares and certain taxes relating to the acquisition, ownership and disposition of such Shares). As defined in the Memorandum of Understanding, "Final Court Approval" of the proposed settlement means that the Delaware Court of Chancery has entered an order approving the settlement and that such order is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for reargument, appeal or review, by certiorari or otherwise, has expired. As indicated above, these changes to the Merger Agreement will become effective only upon Final Court Approval of the proposed settlement which may never be obtained.

     The Memorandum of Understanding also provides for, among other things,
(i) the dissemination to the record holders of the Company of certain supplemental disclosure materials, (ii) the certification, for settlement purposes only, of a mandatory non-opt-out class, (iii) the complete discharge and dismissal with prejudice of any claims that were, or could have been, or in the future might have been asserted in the Actions, (iv) the release of the defendants and others and (v) the defendants' agreement that they will not oppose an application by plaintiffs' counsel for an award of fees not to exceed, in the aggregate, $925,000 and of expenses not to exceed, in the aggregate, $25,000. The Memorandum of Understanding shall be null and void and of no force and effect if plaintiffs' counsel in the Actions determine that the settlement is not fair and reasonable.

     The parties to the Memorandum of Understanding contemplate submitting filings to the Delaware Court of Chancery seeking certification of a settlement class, final approval of the terms of the settlement upon notice in form approved by that Court, and dismissal with prejudice of the Actions. The agreements-in-principle in the Memorandum of Understanding are subject to a number of conditions including, among others, (i) 50.1% of the Shares (on a fully diluted basis) having been acquired by Parent and placed into the Voting Trust, (ii) the dismissal of the Illinois Action,
(iii) drafting and execution of definitive settlement documents and the other agreements necessary to effectuate the terms of the proposed settlement, (iv) completion by plaintiffs of appropriate discovery in the Actions, and (v) Final Court Approval. The Memorandum of Understanding is filed as an exhibit to Amendment No. 1 to the Schedule 14D-1 and is incorporated herein by reference, and the foregoing summary of the Memorandum of Understanding is qualified in its entirety by reference thereto.

     March 2, 1998                           BLACKHAWK MERGER SUB, INC.